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January 13, 2015

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
Files Nos. 333-164077, 811-22375

Dear Ms. Miller:

In a December 15, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 28 (“PEA 28”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 30 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 8, 2014. PEA 28 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO RealPath™ Blend Income Fund, PIMCO RealPath™ Blend 2020 Fund, PIMCO RealPath™ Blend 2025 Fund, PIMCO RealPath™ Blend 2030 Fund, PIMCO RealPath™ Blend 2035 Fund, PIMCO RealPath™ Blend 2040 Fund, PIMCO RealPath™ Blend 2045 Fund, PIMCO RealPath™ Blend 2050 Fund and PIMCO RealPath™ Blend 2055 Fund, each a new series of the Registrant (the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 28.

Prospectus—All Funds

Comment 1: In your response, please explain the difference(s) between the RealPath™ Blend Funds and the RealRetirement® Funds.

Response: One principal difference between the RealPathTM Blend Funds and the RealRetirement® Funds1 is the method by which the two groups of target date funds obtain equity

[1]	We note that the RealRetirement® Funds, series of PIMCO Funds, are changing their names to become the RealPath™ Funds, effective January 16, 2015.

Amy Miller
January 13, 2015

exposure. The RealPathTM Blend Funds, under normal circumstances, seek to invest substantially all of their equity exposure in index tracking securities, including investments in affiliated or unaffiliated investment companies registered under the 1940 Act, or related derivatives on such securities or indexes. The RealRetirement® Funds generally seek to invest their equity exposure in a combination of affiliated or unaffiliated investment companies, which may or may not be registered under the 1940 Act, as well as direct investments in equity securities and equity-related forwards and derivatives. Additionally, the two groups of target date funds have different fee structures. The RealPathTM Blend Funds charge minimal management fees without waiving any Acquired Fund Fees and Expenses. The RealRetirement® Funds charge comparatively higher management fees while waiving all Acquired Fund Fees and Expenses attributable to Underlying PIMCO Fund management fees from the RealRetirement® Fund’s management fees.

Comment 2: Footnotes 2, 3 and 7 to the fee tables relate to interest expense. Delete these footnotes as they are neither permitted nor required by Form N-1A.

Response: Comment accepted with respect to those Funds that do not have any estimated interest expense attributable to Underlying PIMCO Funds. For the three Funds that have estimated interest expense attributable to Underlying PIMCO Funds, the Registrant notes that the Staff has previously commented on this issue with respect to filings by other PIMCO-advised registrants. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.2 For purposes of this response only, references to “Fund” or “Funds” include both the Funds and the Underlying PIMCO Funds in which the Funds may invest.

To the extent the Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

[2]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds’ Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds’ Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Amy Miller
January 13, 2015

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would

[4]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[5]	Id. at 16-17.

Amy Miller
January 13, 2015

not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Amy Miller
January 13, 2015

Comment 3: Confirm that any contractual fee waivers or expense reimbursement arrangements that may be terminated after one year, as reflected in the fee tables, are only reflected in Year 1 of the Expense Example.

Response: Confirmed. All contractual fee waivers and expense reimbursement arrangements that may be terminated after one year are reflected only in Year 1 of the Expense Example.

Comment 4: In the Principal Investment Strategies, consider revising the second sentence of the third paragraph, which currently states the “Fund may also invest substantially all of its assets in equity securities, Fixed Income Instruments…or related derivatives on such securities.” If a particular Fund will not invest “substantially all” of its assets in each of these investments, consider revising the sentence for clarity. For example, the RealPath™ Blend Income Fund is unlikely to invest all of its assets in equity securities, and the RealPath™ Blend 2055 Fund is unlikely to invest all of its assets in Fixed Income Instruments.

Response: We respectfully disagree that the context is unclear. The Registrant believes that the current disclosure accurately describes the Principal Investment Strategies of each Fund and the variety of investments available to the Funds generally. Accordingly, no changes have been made in response to this comment.

Comment 5: Confirm that each asset class included in the glide path is discussed in each Fund’s Principal Investment Strategies and Principal Risks, as appropriate.

Response: The Funds may invest in various Acquired Funds, each of which makes investments in certain of the asset classes comprising the glide path by virtue of its respective investment objective and strategies. To the extent a Fund invests in a particular Acquired Fund, the Fund will gain exposure to the asset classes of that Acquired Fund’s investments. Accordingly, the Registrant confirms that certain asset classes discussed in a Fund’s Principal Investment Strategies and Principal Risks are strategies and principal risks of the Fund due to its potential investment in Acquired Funds that invest in such asset classes. Since each Fund’s investment in Acquired Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 6: Confirm each Fund’s Principal Risks are discussed in the Fund’s Principal Investment Strategies.

Response: The Funds may invest in various Acquired Funds, including Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent a Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly,

Amy Miller
January 13, 2015

the Registrant confirms that certain risks included in a Fund’s Principal Risks are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Since each Fund’s investment in Underlying PIMCO Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Prospectus—PIMCO RealPath™ Blend Income Fund

Comment 7: With respect to the RealPath™ Blend Income Fund, consider revising the investment objective to make clear that “seeking income” is a primary investment objective. The current investment objective (“seeks to maximize total return, consistent with prudent investment management”) is an appropriate secondary investment objective.

Response: The Registrant believes the current investment objective is consistent with the Fund’s name since income earned on the Fund’s investments is both a primary component of “total return” within the meaning of the Fund’s investment objective and consistent with the Fund’s use of “Income” in its name. Accordingly, no changes to the investment objective have been made in response to this comment.

Comment 8: With respect to the RealPath™ Blend Income Fund, consider revising the Principal Investment Strategies to emphasize that the Fund’s investments are “static” at the zero year mark on the glide path. For example, see certain references in the fourth paragraph, such as “[t]he Fund’s long-term asset allocations are based on a ‘glide path’” and
“[t]he target date assumes a retirement age of 65.” Consider revising these statements, given the Fund’s investments do not adjust over time pursuant to a glide path and the Fund’s name does not include a target date.

Response: Comment accepted. Although the Registrant believes the current disclosure is accurate in describing the allocation of the Fund’s investments at zero years left until retirement on the glide path, including how target allocations may adjust over time pursuant to future modifications to the glide path, the Registrant has revised the Principal Investment Strategies of the Fund to clarify that the Fund does not have a “target date.”

SAI

Comment 9: The SAI states the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Amy Miller
January 13, 2015

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 10, as filed August 31, 2011, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,6 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 28 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 28, including those registered after June 30, 2011 such as the Funds, have adopted the same policies. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Comment 10: The SAI states, “Subject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

[6]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

Amy Miller
January 13, 2015

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.7 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.8

*                         *                        *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 28 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

[7]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[8]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller
January 13, 2015

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

VIA EDGAR

January 13, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 28 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 30 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 8, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President

cc:	Douglas P. Dick
Adam T. Teufel
Joshua D. Ratner
Ryan G. Leshaw